Exhibit 3.6

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited (in thousands of Canadian dollars)

	Note	March 31, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents		$—	$15,916
Accounts receivable		58,373	47,545
Loans receivable	5	2,997	—
Inventory		50,993	54,964
Income taxes receivable		4,861	—
Other assets	6	4,835	5,095
Prepaid expenses and deposits		5,197	4,029

		127,256	127,549

Property, plant and equipment		377,773	383,497
Long-term investment	4	118,613	—
Income taxes receivable		7,070	7,070
Deferred tax asset		475	430
Goodwill		4,053	4,053

		$635,240	$522,599

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$38,148	$36,755
Deferred revenue		6,374	13,573
Dividends payable		2,331	1,856
Income taxes payable		—	249
Current portion of obligations under finance leases		1,293	1,408
Current portion of long-term debt		1,952	1,938

		50,098	55,779
Long-term debt		56,556	44,962

Obligations under finance leases		1,497	1,595

Deferred tax liability		60,940	55,961

Shareholders’ equity:
Share capital	7	193,198	88,654
Contributed surplus		7,912	7,683
Accumulated other comprehensive income		258	—
Retained earnings		264,781	267,965

		466,149	364,302

		$635,240	$522,599

The notes on pages 22 to 28 are an integral part of these condensed interim consolidated financial statements.

1
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

Unaudited (in thousands of Canadian dollars except per share amounts)

		Three months ended March 31
	Note	2017	2016
REVENUE		$84,352	$49,956
Cost of services		68,715	39,654
Selling, general and administration		7,620	5,824
Share-based compensation	8	229	509
Depreciation		8,029	6,482

Operating loss		(241)	(2,513)
Gain on sale of property, plant and equipment		154	334
Finance costs		(597)	(523)

Net loss before income taxes		(684)	(2,702)
Current income tax expense (recovery)		(4,729)	315
Deferred income tax expense (recovery)		4,898	(885)

Total income tax expense (recovery)		169	(570)
Net loss for the period		$(853)	$(2,132)

Loss per share
Basic loss per share	7	$(0.03)	$(0.07)
Diluted loss per share	7	$(0.03)	$(0.07)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Unaudited (in thousands of Canadian dollars except per share amounts)

		Three months ended March 31
	Note	2017	2016
Net loss for the period		$(853)	$(2,132)
Changes in fair value of long-term investment	4	270	—
Tax on changes in fair value of long-term investment		(36)	—
Foreign currency translation adjustment		24	—

Total other comprehensive income for the period		258	—

Total comprehensive loss		$(595)	$(2,132)

The notes on pages 22 to 28 are an integral part of these condensed interim consolidated financial statements.

2
FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY

As at and for the three months ended March 31, 2017 and 2016, and year ended December 31, 2016

Unaudited (in thousands of Canadian dollars)

	Note	Share Capital	Contributed Surplus	Accumulated Other Comprehensive income	Retained earnings	Total Equity
Balance at December 31, 2015		$88,875	$8,255	$—	$286,205	$383,335

Net loss and total comprehensive loss		—	—	—	(11,914)	(11,914)

Transactions with shareholders, recorded directly in equity:
Dividends to shareholders ($0.24 per common share)		—	—	—	(7,430)	(7,430)
Repurchase of common shares	7	(221)	—	—	(779)	(1,000)
Share-based compensation	8	—	1,311	—	—	1,311
Expiration of share options	8	—	(1,883)	—	1,883	—

		(221)	(572)	—	(6,326)	(7,119)

Balance at December 31, 2016		$88,654	$7,683	$—	$267,965	$364,302

Net loss for the period		—	—	—	(853)	(853)
Other comprehensive income for the period		—	—	258	—	258

Transactions with shareholders, recorded directly in equity:
Issuance of common shares	7	104,544	—	—	—	104,544
Dividends to shareholders ($0.06 per common share)		—	—	—	(2,331)	(2,331)
Share-based compensation	8	—	229	—	—	229

		104,544	229	—	(2,331)	102,442

Balance at March 31, 2017		$193,198	$7,912	$258	$264,781	$466,149

	Note	Share Capital	Contributed Surplus	Accumulated Other Comprehensive income	Retained earnings	Total Equity
Balance at December 31, 2015		$88,875	$8,255	$—	$286,205	$383,335

Net loss and total comprehensive loss for the period		—	—	—	(2,132)	(2,132)

Transactions with shareholders, recorded directly in equity:
Dividends to shareholders ($0.06 per common share)		—	—	—	(1,859)	(1,859)
Repurchase of common shares	7	(34)	—	—	(123)	(157)
Share-based compensation	8	—	509	—	—	509
Expiration of share options		—	(1,003)	—	1,003	—

		(34)	(494)	—	(979)	(1,507)

Balance at March 31, 2016		$88,841	$7,761	$—	$283,094	$379,696

The notes on pages 22 to 28 are an integral part of these condensed interim consolidated financial statements.

3
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (in thousands of Canadian dollars)

		Three months ended March 31
	Note	2017	2016
Cash provided by (used in):

Operations:
Net loss income for the period		$(853)	$(2,132)
Add (deduct) items not affecting cash:
Depreciation		8,029	6,482
Share-based compensation	8	229	509
Gain on sale of property, plant and equipment		(154)	(334)
Finance costs		597	523
Unrealized loss on foreign currencies translation		185	754
Current income tax expense (recovery)		(4,729)	315
Deferred income tax (recovery) expense		4,898	(885)
Income taxes paid		(381)	(193)

Cashflow		7,821	5,039
Changes in non-cash working capital items:
Accounts receivable		(10,963)	7,540
Inventory		3,971	1,274
Prepaid expenses and deposits		(1,168)	419
Accounts payable and accrued liabilities		2,237	322
Deferred revenue		(7,199)	(1,908)

		(5,301)	12,686
Investments:
Purchase of property, plant and equipment		(2,928)	(2,311)
Acquisitions	4	(13,800)	(3,590)
Proceeds on sale of other assets	6	115	53
Proceeds on disposal of property, plant and equipment		917	2,305
Changes in non-cash working capital items		(763)	(2,028)

		(16,459)	(5,571)
Financing:
Repayment of long-term debt		(479)	(464)
Loans advanced	5	(2,997)	—
Repayment of obligations under finance leases		(447)	(665)
Dividends to shareholders		(1,856)	(1,860)
Repurchase of common shares	7	—	(157)
Interest paid		(464)	(498)
Increase in bank indebtedness		12,087	—

		5,844	(3,644)

Change in cash and cash equivalents		(15,916)	3,471

Cash and cash equivalents, beginning of period		15,916	8,875

Cash and cash equivalents, end of period		$—	$12,346

The notes on pages 22 to 28 are an integral part of these condensed interim consolidated financial statements.

4
FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

1.	Reporting Entity

Total Energy Services Inc. (the “Company”) is domiciled in Canada and is incorporated under the Business Corporations Act (Alberta).

The consolidated financial statements include the accounts of the Company, its subsidiaries and its partnerships established in Canada, the United States of America and Australia.

The Company’s business is primarily the provision of contract drilling services, the rental and transportation of equipment used in oil and natural gas drilling, completion and production processes and the fabrication, sale, rental and servicing of natural gas compression and oil and natural gas process equipment to oil and gas exploration and production companies located primarily in Canada.

2.	Basis of Presentation

Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” of International Financial Reporting Standards (IFRS) and using the accounting policies outlined in the Company’s consolidated financial statements for the year ended December 31, 2016. These condensed interim consolidated financial statements do not include all the necessary annual disclosures and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 9, 2017.

Seasonality

The Company’s field operations are conducted primarily in Canada. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until such roads have thoroughly dried out. The duration of this “spring breakup” has a direct impact on the Company’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Company’s slowest period.

3.	Segmented Information

The Company operates primarily in Canada in three industry segments: Contract Drilling Services, Rental and Transportation Services and Compression and Process Services.

Contract Drilling Services includes the contracting of drilling equipment and the provision of labour required to operate the equipment. Rentals and Transportation Services includes the rental and transportation of equipment used in oil and natural gas drilling, completion and production processes. Compression and Process Services includes the fabrication, sale, rental and servicing of natural gas compression and oil and natural gas process equipment.

For each of the reporting segments, the Company’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

Inter-segment pricing is determined on an arm’s length basis. Interest is allocated based on capital employed in each segment.

5
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

As at and for the three months ended March 31, 2017	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$6,696	$17,556	$60,100	$—	$84,352
Cost of services	4,813	10,426	53,476	—	68,715
Selling, general and administration	521	3,050	1,786	2,263	7,620
Share-based compensation	—	—	—	229	229
Depreciation	2,017	4,160	1,833	19	8,029

Operating income (loss)	(655)	(80)	3,005	(2,511)	(241)
Gain on sale of property, plant and equipment	—	124	30	—	154
Finance costs	(91)	(181)	(95)	(230)	(597)

Net income (loss) before income taxes	(746)	(137)	2,940	(2,741)	(684)

Goodwill	—	2,514	1,539	—	4,053
Total assets	111,191	234,342	154,574	135,133	635,240
Total liabilities	23,834	47,512	36,608	61,137	169,091

Capital expenditures (2)	$462	$1,418	$1,048	$13,800	$16,728

As at and for the three months ended March 31, 2016	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$3,187	$11,144	$35,625	$—	$49,956
Cost of services	1,855	7,018	30,781	—	39,654
Selling, general and administration	526	2,742	1,847	709	5,824
Share-based compensation	—	—	—	509	509
Depreciation	537	4,050	1,877	18	6,482

Operating income (loss)	269	(2,666)	1,119	(1,236)	(2,513)
Gain on sale of property, plant and equipment	—	55	279	—	334
Finance costs	(93)	(189)	(111)	(130)	(523)

Net income (loss) before income taxes	176	(2,799)	1,287	(1,366)	(2,702)

Goodwill	—	2,514	1,539	—	4,053
Total assets	114,177	229,722	163,610	14,716	522,225
Total liabilities	19,120	42,332	31,615	49,462	142,529

Capital expenditures (3)	$50	$4,856	$995	$—	$5,901

(1)	Corporate includes the Company’s corporate activities and obligations pursuant to long-term credit facilities.
(2)	Includes the acquisitions described in note 4.
(3)	Includes acquisition of assets in January of 2016 described in note 5 to 2016 annual audited Consolidated Financial Statements.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

The Company’s operations are carried on in the following geographic locations:

Three months ended March 31, 2017	Canada	United States	Australia	Other	Total
Revenue	$69,958	$8,464	$5,919	$11	$84,352
Non-current assets (1)	483,813	15,154	1,472	—	500,439

Three months ended March 31, 2016	Canada	United States	Australia	Other	Total
Revenue	$44,865	$4,938	$—	$153	$49,956
Non-current assets (1)	384,429	9,384	—	—	393,813

(1)	Includes property, plant and equipment and goodwill.

4.	Acquisitions

2017

On December 9, 2016, the Company commenced an offer to purchase all of the outstanding common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”). On March 1, 2017, the Company filed a Notice of Change and Notice of Variation, which amended its original offer to, among other things, increase the consideration payable for Savanna Shares taken up by the Company to 0.1300 of a Company common share and $0.20 in cash per Savanna Share and on March 13, 2017 the Company waived its 66 2/3 minimum tender condition (together, the “Offer”). On March 24, 2017, the Company acquired 60,952,797 Savanna Shares validly tendered to the Offer (and not previously withdrawn), which represented approximately 51.6% of the total number of outstanding Savanna Shares, and announced that it had extended the period for the tender of additional Savanna Shares under the Offer to April 7, 2017. This exchange ratio was fixed and unless the Offer was amended or varied by the Company, would not be adjusted to reflect changes in the prices for Savanna Shares or the Company’s common shares prior to the expiry of the Offer.

In accordance with the terms of the Offer, the Company has issued 7,923,864 common shares of the Company, representing the share consideration paid by the Company for Savanna Shares. The total consideration paid for the Savanna Shares taken up on March 24, 2017 was $116.7 million, including $104.5 million of the Company’s shares issued calculated using $13.19 five-day volume weighted average trading price of the Company common shares to and including March 24, 2017 and $12.3 million in cash consideration.

During the quarter ended March 31, 2017 the Company purchased 825,000 of Savanna shares in the open market at a total cost of $1.6 million.

At March 31, 2017, the Company owned 61,777,797 of Savanna Shares, which represented approximately 52.3% of the total number of outstanding Savanna Shares. The value of these shares was recorded on the statement of financial position as a long-term investment and designated as an available for sale financial asset (level 1 of fair value hierarchy values based on quoted prices) with the change in fair value through other comprehensive income. At March 31, 2017 the fair value of Savanna Shares owned by the Company was $118.6 million.

If the market value of Savanna Shares held at March 31, 2017 would have decreased by 1%, with all other variables held constant, after tax other comprehensive income for the three months ended March 31, 2017 would have been approximately $0.9 million lower.

At March 31, 2017 the Company did not have the ability to direct the relevant activities of Savanna thus control or significant influence was not determined to be obtained for accounting purposes. The purchase price equation will be calculated as at the date the Company obtains control over the variable returns of Savanna and fair values of the assets and liabilities acquired is determined.

7
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

5.	Loans receivable

On February 15, 2017 the Company issued a loan to unrelated counterparty in amount of US$ 2.3 million (CAD$3.0 million). The loan bears interest of 4% and is expected to be repaid by June 30, 2017.

6.	Other Assets

Other assets consist primarily of marketable securities of publicly traded entities (level 1 of fair value hierarchy values based on quoted prices). Other assets are designated as financial assets measured at fair value, with changes in fair value recorded in the statement of loss as finance income or finance cost. During the three-month period ended March 31, 2017, the Company recorded an unrealized loss of $0.1 million (three-month ended March 31, 2016: $25,000), resulting from changes in the market value of other assets. During the three months ended March 31, 2017, the Company realized a loss on sale of other assets of $0.1 million (three months ended March 31, 2016: $0.1 million). If the market value of securities on hand at March 31, 2017 would have decreased by 1%, with all other variables held constant, after tax net earnings for the three months ended March 31, 2017 would have been approximately $35,000 lower (three months ended March 31, 2016: $41,000).

7.	Share Capital

(a)	Common share capital

Common shares of Total Energy Services Inc.

(i)	Authorized:

Unlimited number of common voting shares, without nominal or par value.

Unlimited number of preferred shares.

(ii)	Common shares issued:

	Number of shares (thousands)	Amount
Balance, December 31, 2015	30,997	$88,875
Repurchased and canceled	(77)	(221)

Balance, December 31, 2016	30,920	88,654
Issued on acquisition (note 4)	7,924	104,544

Balance, March 31, 2017	38,844	$193,198

During the three months ended March 31, 2017, nil common shares were repurchased under the Company’s normal course issuer bid (year ended December 31, 2016: 77,100 at average price of $12.97 including commissions).

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

(b)	Per share amounts

Basic and diluted earnings (loss) per share have been calculated on the basis of the weighted average number of common shares outstanding as outlined below:

	Three months ended March 31
	2017	2016
Net income (loss) for the period	$(853)	$(2,132)
Weighted average number of shares outstanding – basic	31,448	30,986

Earnings (loss) per share – basic	$(0.03)	$(0.07)

Net income (loss) for the period	$(853)	$(2,132)
Weighted average number of shares outstanding – basic	31,448	30,986
Share option dilution	41	—

Weighted average number of shares outstanding – diluted	31,489	30,986

Earnings (loss) per share – diluted	$(0.03)	$(0.07)

For the three months ended March 31, 2017, 1,420,000 share options (March 31, 2016: 2,895,000) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

8.	Share-Based Compensation Plan

Share option transactions during 2017 and 2016 were as follows:

	Weighted average exercise price	Number of Options
Balance, December 31, 2015	$14.30	3,060,000
Expired	15.97	(376,666)
Forfeited	15.54	(123,334)

Balance, December 31, 2016	$13.99	2,560,000
Granted/Expired	—	—

Balance, March 31, 2017	$13.99	2,560,000

At March 31, 2017 1,699,997 outstanding options are exercisable.

9
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

9.	Financial Instruments

The Company’s financial instruments as at March 31, 2017 include cash and cash equivalents, accounts receivable, other assets, long-term investment, accounts payable and accrued liabilities, dividends payable, forward foreign exchange contracts, obligations under finance leases and long-term debt. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, dividends payable and obligations under finance leases approximate their carrying amounts due to their short-terms to maturity. The fair value of other assets and long-term investment was determined based on market prices quoted on the relevant stock exchanges on which the marketable securities trade (level 1 of fair value hierarchy).

Changes in fair value of other assets are recorded in the statement of comprehensive income in the period the changes in fair value occur. Changes in fair value of long-term investments are recorded in statement of other comprehensive income. The discounted future cash repayments of the Company`s bank loan are calculated using prevailing market rates of a similar debt instrument as at the reporting date. The net present value of future cash repayments of the bank loan and related interest at the prevailing market rate of 3.27% for a similar debt instrument at March 31, 2017 was $46.3 million (December 31, 2016: market rate of 3.32%, $46.5 million). The carrying value and Company`s liability with respect to the bank loan is $46.4 million.

10.	Contingencies

On August 30, 2015 the Company was notified by the Canada Revenue Agency (the “CRA”) that certain of the Company’s income tax filings related to its conversion from an income trust to a corporation in 2009 were being re-assessed. Specifically, the CRA increased the Company’s taxable income by $56.1 million and denied $1.7 million of investment tax credits claimed (the “Reassessment”). The Reassessment is based entirely on the CRA’s proposed application of the general anti-avoidance rule (“GAAR”) and gives rise to approximately $14.1 million of federal income tax payable. In September 2015 the Company paid one half of the Reassessed amount, or $7.1 million, on account of the Reassessment as required pending appeal. On November 4, 2015, related provincial income tax reassessments totaling $5.6 million (including interest and penalties) were received.

The Company has received both legal and tax advice relating to its conversion from an income trust to a corporation indicating that its income tax filing position is strong. As such, the Company has filed notices of objection in response to the Reassessment and intends to vigorously defend its filing position and seek reimbursement from the CRA for the costs arising from having to defend such Reassessment to the fullest extent possible. Management believes that it will be successful in defending its tax filing position, and as such, the Company has not recognized any provision for the Reassessment at March 31, 2017. The $7.1 million paid on account of the Reassessment has been recorded as income tax receivable on the basis management believes it will be successful in defending the Company`s filing position. In the event the Company is not successful, an additional $13.9 million of cash may be owing and $21.0 million of income tax expense would be recognized.

The Company, in the normal course of operations, will become subject to a variety of legal and other claims against it. Management and the Company’s legal counsel evaluate all claims on their apparent merits and accrue management’s best estimate of the costs to satisfy such claims. Management believes that the outcome of legal and other claims currently filed against the Company will not be material to the Company.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and 2016

Unaudited (tabular amounts in thousands of Canadian dollars)

11.	Offer to Purchase Shares of Savanna Energy Services Corp.

Following the acquisition of 51.6% of Savanna Shares on March 24, 2017 pursuant to the Offer (as described in note 4), Savanna and the Company commenced negotiations to reconstitute the board of directors of Savanna. On April 5, 2017, Savanna and the Company agreed to the reconstitution of the board of directors of Savanna, with all of the directors of Savanna, except one, resigning as directors of Savanna and seven new directors being appointed. New directors included three representatives from the board of directors of the Company.

After the initial acquisition of Savanna Shares on March 24, 2017 pursuant to the Offer, the Company extended the Offer to April 7, 2017. On April 7, 2017, the Company acquired an additional 35,641,916 Savanna Shares that were shares validly tendered to the Offer (and not previously withdrawn), which represented approximately 30.1% of the total number of outstanding Savanna Shares, and announced that it had extended the period for the tender of additional Savanna Shares to April 27, 2017. In accordance with the terms of the Offer, the Company issued 4,633,449 common shares of the Company, representing share consideration payable by the Company and paid $7.1 million of cash consideration for additionally acquired Savanna Shares. Based on the 5-day volume weighted average price of the common share of the Company to and including April 6, 2017 of $13.28, total consideration paid for Savanna Shares acquired on April 7, 2017 was $68.6 million.

On April 27, 2017 pursuant to the Offer, the Company acquired an additional 3,178,051 Savanna Shares that were shares validly tendered to the Offer (and not previously withdrawn), which represented approximately 2.7% of the total number of outstanding Savanna Shares and announced that the Offer had, at that date, expired. In accordance with the terms of the Offer the Company issued 413,147 common shares of the Company, representing share consideration payable by the Company and paid $0.6 million of cash consideration for additionally acquired Savanna Shares. Based on the 5-day volume weighted average price of the common share of the Company to and including April 26, 2017 of $13.57, total consideration paid for Savanna Shares acquired on April 27, 2017 was $6.2 million.

Between January 13, 2017 and May 8, 2017, the Company purchased a total of 1,800,000 Savanna Shares in the open market. At May 8, 2017 the Company owned 101,572,765 of Savanna Shares, representing 85.7% of the total number of outstanding Savanna Shares.

The financial impact of this transaction on the Company’s financial statements will be determined when the Offer is completed and fair values of assets and liabilities acquired is determined.

11
2017 FIRST QUARTER REPORT